Exhibit 4

mayville engineering company, inc.

Description of securities

Our amended and restated articles of incorporation provide that we have the authority to issue 75,000,000 shares of our common stock, no par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following is a summary of the material provisions of our common stock and preferred stock. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation, our bylaws and applicable Wisconsin law.

Corporate Governance

We are a corporation organized under the laws of the state of Wisconsin and are governed by the Wisconsin Business Corporation Law, which we sometimes refer to as the WBCL, our amended and restated articles of incorporation and our bylaws.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we sometimes refer to as the articles, the board of directors are authorized to designate and issue up to 5,000,000 shares of preferred stock in one or more series without shareholder approval. Our board of directors have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; and
•	delaying or preventing a change in control of the company.

At present, there are no shares of preferred stock outstanding.

Dividends and Other Distributions

The holders of our common stock will be entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of the company, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock will be entitled to receive proportionately all of our remaining assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of any dividend will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends and any other factors our board of directors may consider relevant.

Removal of Directors

Our articles provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director may be removed without cause by the affirmative vote of a majority of the outstanding shares. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The WBCL allows us to amend our articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles relating to (a) the structure of the board and (b) certain amendments to the bylaws may only be amended by the approval of 66 2/3% of the then outstanding shares entitled to vote.

Amendment of Bylaws

Our bylaws may be amended or repealed and new bylaws may be adopted by our shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by our board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that our board of directors may not amend, repeal or readopt that bylaw. Notwithstanding the foregoing, pursuant to our articles, the provisions of our bylaws relating to the general powers, number, classification, tenure and qualifications of the directors may be amended or repealed only by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of all classes of our capital stock, voting together as a single class; provided, however, that our board of directors can amend or repeal such provisions by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders.

Anti-Takeover Effects of Various Provisions of Wisconsin Law, Our Amended and Restated Articles of Incorporation, Our Bylaws and Our Amended and Restated Credit Agreement

Provisions of Wisconsin law have certain anti-takeover effects. Our amended and restated articles of incorporation and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statutes

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;
•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;
•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or
•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

Sections 180.1140 to 180.1144 and 180.1150 of the WBCL do not currently apply to the Mayville Engineering Company, Inc. Employee Stock Ownership Plan, which we sometimes refer as the ESOP, since they do not apply to the shares of our common stock currently held by our ESOP and our board of directors approved for purposes of these provisions any acquisition made by the ESOP after April 16, 2019.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

Consideration of Constituencies

The WBCL allows directors and officers to consider constituencies other than shareholders, such as employees, suppliers, customers and the communities in which a corporation operates, in discharging their corporate duties.

In addition to the provisions described above, various provisions of our amended and restated articles and our bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Staggered Board of Directors

Our articles and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

No Cumulative Voting

The WBCL provides that shareholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.

Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Our bylaws provide the board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions of other businesses or entities and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Supermajority Provisions

Our articles contain provisions that require the approval of 66 2/3% of the outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles or bylaws. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of our common stock.

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.

Amended and Restated Credit Agreement

Our Amended and Restated Credit Agreement contains a covenant that restricts our ability to permit any person or group other than the ESOP or the Mayville Engineering Company, Inc. 401(k) Plan to own or control more than 35% of our equity interests. In addition, the Amended and Restated Credit Agreement restricts our ability to permit our board of directors to not be composed of a majority of our continuing directors (i.e., our directors as of September 26, 2019 and any additional or replacement directors that have been approved by at least 51% of the directors then in office).

Liability and Indemnification of Officers and Directors

Pursuant to the WBCL and our bylaws, our directors and officers are entitled to mandatory indemnification against certain liabilities and expenses:

•	to the extent such officers or directors are successful in the defense of a proceeding; and

•

in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties and such breach or failure constituted:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;
•	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
•	a transaction from which the director or officer derived an improper personal profit; or
•	willful misconduct.

It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers.

5